Filed by Bristol-Myers Squibb Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bristol-Myers Squibb Company

Subject Company’s Commission File No.: 1-1136

Filed by Mead Johnson Nutrition Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bristol-Myers Squibb Company

Subject Company’s Commission File No.: 1-1136

Bristol-Myers Squibb and Mead Johnson Announce

Preliminary Results of the Exchange Offer

(NEW YORK, December 18, 2009)—Bristol-Myers Squibb Company (NYSE: BMY) and Mead Johnson Nutrition Company (NYSE: MJN) announced today that based on preliminary results the offer by Bristol-Myers Squibb to exchange up to 170,000,000 shares of common stock of Mead Johnson for outstanding shares of Bristol-Myers Squibb common stock that are validly tendered and not validly withdrawn was oversubscribed. The exchange offer expired at 12:00 midnight, New York City time, on December 17, 2009.

Based on a preliminary count by the exchange agent, BNY Mellon Shareowner Services, 500,547,697 shares of Bristol-Myers Squibb common stock were tendered for exchange, including 151,886,808 shares that were tendered by notice of guaranteed delivery. Because the exchange offer is oversubscribed, Bristol-Myers Squibb will accept only a portion of the shares of Bristol-Myers Squibb common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Bristol-Myers Squibb will accept for exchange 269,285,601 shares of Bristol-Myers Squibb common stock in exchange for the 170,000,000 shares of Mead Johnson common stock owned by Bristol-Myers Squibb. Stockholders who owned less than 100 shares of Bristol-Myers Squibb common stock, or an “odd-lot”, who have validly tendered all of their shares and made the appropriate election will not be subject to proration, in accordance with the terms of the exchange offer.

Based on the preliminary results, if all shares tendered by notice of guaranteed delivery are delivered under the terms of the exchange offer, the estimated preliminary proration factor applied to tendered shares of Bristol-Myers Squibb common stock subject to proration is 53.78%. The estimated preliminary proration factor is subject to change. Bristol-Myers Squibb and Mead Johnson expect to announce the final results of the exchange offer, including the final proration factor, on Wednesday, December 23, 2009.

Shares of Mead Johnson common stock to be distributed in the exchange offer will be credited to accounts of tendering stockholders by the exchange agent promptly after the final results of the exchange offer are announced. Checks in lieu of fractional shares of Mead Johnson common stock will be delivered after the exchange agent has aggregated all fractional shares and sold them in the open market. In addition, shares of Bristol-Myers Squibb common stock tendered but not accepted for exchange are expected to be returned promptly after the final results of the exchange offer are announced.

Stockholders who tendered their shares by means of a notice of guaranteed delivery before expiration of the offer must deliver the related shares to the exchange agent by 5:00 p.m., New York City time, on Tuesday, December 22, 2009.

Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are serving as the dealer managers for the exchange offer.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company committed to discovering, developing and delivering innovative medicines that help patients prevail over serious diseases. For more information, please visit www.bms.com.

About Mead Johnson Nutrition Company

Mead Johnson Nutrition Company, a global leader in pediatric nutrition, develops, manufactures, markets and distributes more than 70 products in 50 markets worldwide. The company’s mission is to create nutritional brands and products trusted to give infants and children the best start in life. The Mead Johnson name has been associated with science-based pediatric nutrition products for over 100 years. The company’s “Enfa” family of brands, including Enfamil® infant formula, is the world’s leading brand franchise in pediatric nutrition. For more information, go to www.meadjohnson.com.

Additional Information

Mead Johnson Nutrition Company has filed a registration statement on Form S-4 (Reg No. 333-163126) that includes an exchange offer prospectus with the Securities and Exchange Commission (“SEC”) registering the shares of MJN common stock to be issued to Bristol-Myers Squibb stockholders in connection with the exchange offer. In addition, Bristol-Myers Squibb and Mead Johnson have filed a tender offer statement on Schedule TO with the SEC. You are urged to read carefully and in its entirety the prospectus, and any other relevant documents filed with the SEC, before making any investment decision. None of Bristol-Myers Squibb, Mead Johnson or any of their respective directors or officers or any dealer managers with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Free copies of the prospectus and other related documents filed with the SEC by

Bristol-Myers Squibb and Mead Johnson may be obtained at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from Bristol-Myers Squibb at www.bms.com or Mead Johnson at www.meadjohnson.com.

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The offer is made solely by the exchange offer prospectus.

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements”. All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the exchange offer will be completed, or if it is completed, that it will close within the anticipated time period. Bristol-Myers Squibb and Mead Johnson undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contacts

Media: Brian Henry, 609-252-3337, brian.henry@bms.com

Investors: John Elicker, 609-252-4611, john.elicker@bms.com